April 23, 2009

VIA EDGAR

Vince DeStefano U.S. Securities and Exchange Commission 100 Fifth Street, NE Washington, DC 20549

            Re:     Van Wagoner Funds, Inc. (File No. 811-09116)

Dear Mr. DeStefano:

This letter responds to the comments you provided by telephone to the undersigned on April 6, 2009 relating to the preliminary Proxy Statement for the Embarcadero Funds, Inc. (the “Company”) filed on March 27, 2009. The Proxy Statement includes several proposals, including proposals seeking approval of new advisory and subadvisory agreements for the Post-Venture Fund and Technology Fund, series of the Company (each such series, a “Fund” or collectively the “Funds”). Unless otherwise noted, defined terms have the same meaning ascribed to them in the Proxy Statement. Accompanying this letter are revisions to the Proxy Statement (selected sections only), showing changes from the preliminary Proxy Statement.

General

Comment: Please provide, supplementally, background concerning the Funds’ history, and explain why the Funds’ expenses are materially higher than industry norms. Please also explain why the Board determined that the Funds should remain open and to proceed with the contemplated proposals, rather than liquidating the Funds.

Response: As shown in the Funds’ prospectuses and annual reports, the Funds (which are part of a fund family known as the Van Wagoner Funds until recently) greatly outperformed the markets during the technology boom of the late 1990s. However, with the collapse of the technology market and internet stocks in the 2001, the Funds underperformed the market and incurred losses, ultimately prompting the then-independent Directors to close the Funds to new investment in 2003.1 In 2000, the Company’s fund family had approximately $3.2 billion in net assets. As of December 31, 2008, the fund family had net assets of approximately $16 million.

In connection with the Funds’ closure, Van Wagoner Capital Management, Inc. (the “Adviser”) terminated its advisory agreements with the Funds effective April 30, 2003. Since this time, the Funds have been invested primarily in high-quality short-term money market funds or

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1 The composition of the Company’s Board of Directors has changed significantly since 2003. We began serving as counsel to the Company and the independent Directors in early 2008.

U.S. Securities and Exchange Commission
April 23, 2009

instruments. This investment program has been overseen by the Funds’ officers and its Board of Directors, without compensation, and is prominently disclosed in the Funds’ prospectus.

At the time of the Funds’ closure, the Funds were named defendants in an industry-wide antitrust class action lawsuit alleging that certain underwriting firms and institutional investors violated antitrust laws in connection with initial public offerings. The lawsuit, which was described in the Funds’ annual reports and prospectuses in prior years, proceeded through the court system, including various appeals, and was ultimately resolved in 2007. During the time, however, the Company’s then-current Board of Directors, on the advice of previous counsel, determined not to liquidate the Funds pending the outcome of the lawsuit.

More recently, the Board learned that the Funds are entitled to receive disbursements from the settled administrative and cease-and-desist proceeding against a party (Bear Stearns & Co., Inc.2) for violations of federal securities laws in connection with late trading and disruptive market timing practices in the trading of mutual funds, including the Funds. The harm occurred from 1999 to 2003, when the Funds were considerably larger, such that the disbursements due the Funds are expected to be material to them. An SEC order approving a distribution plan concerning this matter was issued on February 4, 2009, and the Board understands that the disbursements will be made within 90 days of that date. As the Board, through the Funds’ officers who were in contact with the distribution plan’s administrator for several months, acquired information about the potential disbursements, it determined not to liquidate the Funds pending receipt of the disbursements.

Separately, the Board, starting when it was reconstituted in early 2007, and the Adviser have been considering new alternatives to improve investment performance. The Funds had lost considerable assets, and were underperforming. Yet, as a result of the significant losses in the early 2000s, and given the larger size of the Funds at the time, the Funds have significant tax loss carryforwards that the Adviser and the Board believe could be beneficial to shareholders.3 Thus, in late 2007 and early 2008, the Board considered and approved the retention of two third-party subadvisers to manage series of the Company, under the Adviser’s and the Board’s oversight. One of these subadvisers withdrew in Spring 2008, and the Board ultimately approved engaging one subadviser for the Funds and two other series, with the Adviser serving as investment adviser. At the same time, the Board approved engaging the Adviser to manage another series as a “fund of funds” and the reorganization of two other series of the Company. Proxy materials

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2 See In the Matter of Bear, Stearns & Co., Inc. and Bear, Stearns Securities Corp., Release 33-8688 (March 16, 2006) for the administrative proceeding.

3Although the amount of tax loss carryforwards for each Fund is disclosed in the Funds’ Statement of Additional Information, the Funds’ do not market the availability of these losses to absorb potential future gains. Accordingly, while they are not discussed in the Proxy Statement, they are a valuable asset that the Board considered relevant in determining not to liquidate the Funds.

U.S. Securities and Exchange Commission
April 23, 2009

seeking approval of these matters were mailed to shareholders in August 2008. While the proposals for other series of the Company passed, the Funds were unable to obtain sufficient votes to pass their proposals. The Board and the Adviser met to consider alternatives, and, after preliminary discussions in late 2008, the Adviser proposed, and the Board approved, the arrangements described in the Proxy Statement in February 2009.

The Funds have steadily decreased in size in recent years and, as of December 31, 2008, the Post-Venture Fund had net assets of approximately $1.4 million, and the Technology Fund had net assets of approximately $1.2 million. At these net asset levels, expenses, many of which are fixed or necessary for the operation of a mutual fund regardless of asset size, result in expense ratios higher than industry norms. Thus, during 2008, the Adviser, at the Board’s insistence, contractually agreed to limit the Funds’ expenses. The Board and the Adviser have also worked diligently to manage expenses. Most significantly, the Company recently engaged new third-party service providers whose services and cost structure are more aligned with the needs of a smaller fund family. The transition was completed in early April 2009.

The Adviser’s expense caps expired on December 31, 2008. Although they were not continued, the Adviser has committed to reinstituting them (at some level) if a viable plan to revitalize the Funds could be implemented. Because the Funds were in the process of transitioning third-party service providers, the Adviser could not commit to a precise limit until further information was available on costs and expenses post-transition. We did not feel it appropriate to include reference to a limit in the Proxy Statement unless a precise limit was in place. As the service provider transition has now been completed, the Adviser has informed us that it will limit expenses of each Fund to 4.99%. This limit can now be disclosed in the definitive Proxy Statement, as indicated in the revisions to the Proxy Statement accompanying this letter.

In light of these developments, the Adviser and the Board believe that the new investment programs, using the multi-manager structure described in the Proxy Statement, are in the best interest of shareholders. The Board recognizes that expenses are higher than industry norms, but also recognizes that if the new investment programs are successful and assets increase, the Funds’ expense ratios should normalize. Moreover, the implementation of the expense limits, which the Adviser can now finalize, is intended to make the Funds competitive with similar funds.

Comment: Proposal 4 would reclassify the Funds as “non-diversified” under the Investment Company Act of 1940, as amended. However, in various places in the Proxy Statement, there is reference to the new strategies enhancing portfolio diversification. These statements appear inconsistent with the Funds’ proposed “non-diversified” status.

U.S. Securities and Exchange Commission
April 23, 2009

Response: The statements concerning enhancing diversification have been removed from the definitive Proxy Statement.

Comment: Appendix B contains the descriptions of the Funds’ new investment programs, if the new advisory arrangements are approved. This is material information that should appear in the body of the Proxy Statement.

Response: The Funds’ new investment programs, if the proposed advisory arrangements are approved, have been moved to the body of the definitive Proxy Statement, as requested.

Comment: Under Proposal 2, there is a table for each proposed subadviser showing other funds it advises with similar investment objectives to the Funds. In many cases, the subadviser only advises a portion of the other fund, but the table shows the size of the entire fund. Please revise the information to show only the portions of the other funds advised or subadvised by the proposed subadviser.

Response: The tables have been revised to show only the portion of the other funds advised or subadvised by the proposed subadvisers. One subadviser, after discussions with the other fund, maintains that the portion of the fund it subadvises is confidential information and that it may not disclose such information in the proxy statement. Accordingly, a notation to this effect has been added to the proxy statement.

If you have any questions concerning the foregoing, please do not hesitate to contact me at 415.249.1070 or my colleague Kurt Decko at 415.249.1053.

Sincerely,

/s/ Mark D. Perlow

Mark D. Perlow

Attachment

Selected changed pages from proxy statement

[note: text with no changes or changes impacting only dates have been omitted]

Dear Post-Venture and Technology Fund Shareholders:

We are excited to send you the enclosed proxy information detailing proposed changes to the Post-Venture and Technology Funds (the “Funds”), series of the Embarcadero Funds. As a valued shareholder, you know that the past few years have presented challenges to you and to the Funds. We believe we have developed a new and improved plan that will address these challenges and benefit you as a shareholder of the Funds. Portions of the plan will require your approval, which we are asking you to vote on in these proxy proposals. This plan, along with other ongoing initiatives undertaken by the Board of Directors, is designed to benefit investors by improving performance and reducing Fund expenses over time. The details of the proxy proposals are presented below and in the attached joint proxy statement, which we invite you to review closely.

A Special Meeting of Shareholders of the Embarcadero Funds will be held at 3 Embarcadero Center, Suite 1120, San Francisco, CA 94111, on May ~~13,~~29, 2009 to:

•	Approve new investment advisory agreements for each Fund with Van Wagoner Capital Management, Inc. (“VWCM”).
•	Approve new investment subadvisory agreements for each Fund with several different subadvisers (the “Proposed Subadvisers”).
•	Approve, subject to the provision of relief by the Securities and Exchange Commission, a “manager of managers” structure for each Fund.
•	Approve a change of the classification of each Fund from diversified to non-diversified.
•	Approve the elimination of the fundamental investment policy on industry concentration for each Fund.
•	Transact such other business as may properly come before the Special Meeting.

The enclosed materials describe new advisory arrangements for the Funds. If these arrangements are approved, VWCM would serve as each Fund’s investment adviser and the Proposed Subadvisers, under VWCM’s oversight, would be responsible for the day-to-day management of the Funds’ assets. VWCM would be responsible for supervising the Proposed Subadvisers and allocating assets for them to manage. At least initially, VWCM does not intend to allocate assets to each Proposed Subadviser; nevertheless, it is important that you consider each Proposed Subadviser to provide VWCM the ability to allocate assets to them as circumstances warrant.

VWCM believes, and the Board agrees, that the recent downturn in the financial markets provides the Funds the opportunity to gain access to managers and strategies that are intended to have low correlations to traditional market indices. Moreover, VWCM believes, and the Board agrees, that the “manager of managers” structure provides shareholders with access to the expertise of several different high quality asset managers, at a reasonable cost. These subadvisers, and others in the future, are generally available for institutions, endowments and qualified (i.e., high net worth) investors. These subadvisers also typically require lock-up agreements and a larger minimum investment. Further, in reviewing and ultimately recommending the Proposed Subadvisers for the Funds, VWCM initially proposed subadvisers who currently provide advisory services to other registered mutual funds, and are thus familiar and experienced with using their strategies for a registered mutual fund.

If the new advisory arrangements are approved, the Post-Venture Fund would follow an absolute return strategy, and the Technology Fund would follow a market neutral strategy. The new investment programs, along with the primary risks associated with these programs, are described in ~~Appendix B to~~ theattached joint proxy statement. If your Fund’s new advisory arrangements are approved, your Fund’s name would also change. The Post-Venture Fund would change its name to the Absolute Return Fund and the Technology Fund would change its name to the Market Neutral Fund.

If the “manager of managers” proposal is approved, and subsequent relief from the Securities and Exchange Commission is provided, VWCM and the Funds would have the ability to select and retain other subadvisers to manage the Funds without obtaining further approvals from shareholders. In addition to these changes, the Funds are seeking approval from shareholders to change their classification to non-diversified Funds and eliminate their fundamental investment policies on industry concentration in order to allow the Proposed Subadvisers additional flexibility to manage these Funds. The proxy materials will also describe these other changes to the Funds, noted above.

I enthusiastically support these proposals as they will:

•	Provide active investment management to the Funds, which have been invested only in high quality short-term money market funds or instruments since 2003
•	Allow new investment strategies, designed to improve performance, to be implemented for the Funds
•	Provide shareholders access to skilled and experienced asset managers specializing in a range of investment strategies that complement each other in order to provide shareholders with returns that are expected to be less volatile and less sensitive to financial market indices
•	Make, along with other ongoing initiatives, the Funds more competitive with other fund offerings, which could reduce expenses from their initial levels if they attract new investors and asset size increases
•	Provide these benefits in a cost-effective manner

THE BOARD OF DIRECTORS OF THE EMBARCADERO FUNDS UNANIMOUSLY RECOMMENDS YOU VOTE IN FAVOR OF EACH OF THE MATTERS TO BE VOTED ON AT THE SPECIAL MEETING.

Please review these proxy solicitation materials and complete and return your proxy card as soon as possible. Alternatively, you may vote by telephone or via the Internet. It is very important that you vote and that your voting instructions be received no later than May ~~11,~~27, 2009.

If you have any questions after considering the enclosed materials, please call 1-866-207-3626.

Sincerely,

/s/ Jay Jacobs

President
The Embarcadero Funds

April ~~[8],~~27, 2009

FREQUENTLY ASKED QUESTIONS

Why have I received this joint proxy statement?

Your Board of Directors has sent you this joint proxy statement to ask for your vote as a Fund shareholder on several important proposals.

What is happening?

After careful consideration, your Board of Directors has approved important changes for the Funds. The plan, key parts of which require your approval, reflects discussions between the Board and Van Wagoner Capital Management, Inc. (“VWCM”), and is intended to address the challenges that the Funds have faced in recent years.

In the fall of 2008, shareholders of the Funds were asked to approve new advisory arrangements whereby VWCM would serve as investment adviser and a single subadviser would be engaged to provide day-to-day investment advice. Although supported by many shareholders, the Funds were not able to obtain sufficient votes to approve those proposals. Thus, the Board met with VWCM to discuss other options for the Funds.

VWCM indicated that it had been considering for several months different strategies for a new series of the Embarcadero Funds. It sought Board input on applying those strategies for the Funds and the Board requested VWCM to present a formal proposal for the Funds at its next meeting in February 2009, which it did.

Under the plan approved by the Board, VWCM would serve as the investment adviser to each Fund under a new advisory agreement. The Post-Venture Fund would follow an absolute return strategy, and the Technology Fund would follow a market neutral strategy, as described in~~Appendix B to~~ the Joint Proxy Statement. The Funds would pursue these strategies by engaging several different subadvisers to provide services, under VWCM’s oversight, in order to provide shareholders with lower volatility returns that are less sensitive to financial market indices. Under this “manager of managers” structure, VWCM would be responsible for monitoring the subadvisers, and allocating assets among them. In addition to allocating assets among subadvisers, VWCM may also invest in securities and other instruments directly, including certain derivatives and other registered mutual funds, to ~~increase portfolio diversification,~~ reduce market exposure or better achieve the Funds’ investment objectives.

VWCM believes, and the Board agrees, that the recent downturn in the financial markets provides the Funds the opportunity to gain access to managers and strategies that are intended to have low correlations to traditional market indices. Moreover, VWCM believes, and the Board agrees, that the “manager of managers” structure provides shareholders with access to the expertise of several different high quality asset managers, at a reasonable cost. These subadvisers, and others in the future, are generally available for institutions, endowments and qualified (i.e., high net worth) investors. These subadvisers also typically require lock-up agreements and a larger minimum investment. Further, in reviewing and ultimately recommending proposed subadvisers for the Funds, VWCM initially proposed subadvisers who currently provide advisory services to other registered mutual funds, and are thus familiar and experienced with using their strategies for a registered mutual fund.

Under the proposed advisory arrangements, the Funds would, for the first time since 2003, have access to active investment management under new investment programs and would no longer invest (upon approval of new advisory arrangements) primarily in high quality short-term money market funds or instruments. Since 2003, the Funds have been closed to new investment and were in the process of liquidation. ~~After~~At the ~~decision to liquidate the Funds~~time, the Funds were named as defendants in an industry-wide class action lawsuit, as described in the Funds’ annual reports and prospectuses in prior years. The Funds were not liquidated, pending the outcome of the lawsuit, which was resolved in 2007.

Separately, as disclosed in the Funds’ current prospectus, the Board learned that the Funds are entitled to receive disbursements from the settled administrative and cease-and-desist proceeding against a party for violations of federal securities laws in connection with late trading and disruptive market timing practices in the trading of mutual funds. The amount of the compensation is unknown at this time, but the payments are estimated to be received within 90 days of February 4, 2009. Depending on the total net assets of a Fund, and the amount of proceeds, it could result in a material change in the net asset value of a Fund (e.g., greater than one percent change). In light of the expected disbursements from this proceeding, the Board determined not to liquidate the Funds.

The Board is enthusiastic about taking the Funds in a new direction and the opportunities provided by the new strategies and advisory arrangements, and hope that you will be as well.

*     *     *     *     *     *     *
[section omitted]
*     *     *     *     *     *     *

What will happen to my Fund’s fees and expenses?

The Funds do not currently pay advisory fees, so the advisory fee will increase as a result of receiving the benefits of active investment management. However, the Funds’ expenses will be limited by an agreement the Board has reached with VWCM. Under that agreement, which will take effect only if the new advisory arrangements are approved and would remain in effect through April 30, 2010, VWCM will waive all or a portion of its advisory fees or reimburse expenses, as necessary, in order to keep these Funds’ total annual fund operating expenses (besides certain expenses, including fees and expenses of funds in which a Fund invests and dividend expenses on short sales) from exceeding 4.99% of the Fund’s average daily net assets. Thus, notwithstanding the increase in advisory fees, the Funds’ expenses will be limited by this agreement. Further, the new advisory arrangements have been designed in a cost-effective manner, and if the Funds grow in size under new management, total expenses should decrease from their initial levels. Note that the Funds will only be responsible for VWCM’s advisory fees; the Proposed Subadvisers fees will be paid by VWCM out if its advisory fees.

What will happen to my Fund’s investment program?

If the new advisory arrangements are approved, each Fund would change its investment program, as well as its name. The Post-Venture Fund would become the Absolute Return Fund, and its objective would be long-term capital appreciation seeking absolute returns and low correlation to traditional market indices. The Technology Fund would become the Market Neutral Fund, and its objective would be long-term capital appreciation seeking lower volatility and risk than traditional market indices by investing in both long and short positions. ~~Appendix B to the~~The Joint Proxy Statement contains a description of the Funds’ investment programs, including the risks associated with the program.

*     *     *     *     *     *     *
[section omitted]
*     *     *     *     *     *     *

EMBARCADERO FUNDS, INC.

Post-Venture Fund	Technology Fund

3 Embarcadero Center
Suite 1120
San Francisco, California 94111

www.embarcaderomutualfunds.com

Joint Proxy Statement
For the Special Meeting of Shareholders
To Be Held May ~~13,~~29, 2009

This Joint Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors (the “Board”) of Embarcadero Funds, Inc. (the “Company”) to be voted at the Special Meeting of Shareholders (the “Special Meeting”) to be held at the offices of Van Wagoner Capital Management, Inc., 3 Embarcadero Center, Suite 1120, San Francisco, California 94111, on May ~~13,~~29, 2009, at 10:00 a.m., local time, and any adjournment or postponement thereof, for the purposes set forth below. The mailing of the Notice of Special Meeting, this Joint Proxy Statement and the accompanying proxy card will take place on or about April ~~[8],~~27, 2009.

This Joint Proxy Statement contains several proposals. Shareholders of each Fund will vote separately on the proposals, and approval of a proposal by one Fund will not impact the other Fund. As used in this Joint Proxy Statement, “VWCM” refers to Van Wagoner Capital Management, Inc. and the “Proposed Subadvisers” refers to the proposed subadvisers listed in the table below. The table below also shows the different proposals shareholders will be asked to consider, each of which is discussed below.

Proposal
1. New Advisory Agreements with VWCM (both Funds voting separately)
2A. New Subadvisory Agreement with AlphaStream Capital Management LLC (both Funds voting separately)
2B. New Subadvisory Agreement with Sage Capital Management, LLC (both Funds voting separately)
2C. New Subadvisory Agreement with Ten Asset Management (both Funds voting separately)
2D. New Subadvisory Agreement with TWIN Capital Management, Inc. (both Funds voting separately)
2E. New Subadvisory Agreement with Zacks Investment Management (both Funds voting separately)
2F. New Subadvisory Agreement with Nakoma Capital Management, LLC (Post-Venture Fund only)
2G. New Subadvisory Agreement with Nicholas Investment Partners, L.P. (Post-Venture Fund only)
2H. New Subadvisory Agreement with Simran Capital Management LLC (Post-Venture Fund only)

2I. New Subadvisory Agreement with Sunnymeath Asset Management, Inc. (Post-Venture Fund only)
2J. New Subadvisory Agreement with SSI Investment Management, Inc. (Post-Venture Fund only)
3. “Manager of managers” structure (both Funds voting separately)
4. Change of diversification classification (both Funds voting separately)
5. Elimination of industry concentration limitations (both Funds voting separately)

If you owned shares of a Fund as of the close of business on the record date of April ~~[1],~~1, 2009 (the “Record Date”), then you are entitled to vote. You will be entitled to one vote per share for each share that you own on the Record Date.

On the Record Date, the number of outstanding shares of each Fund entitled to vote at the Special Meeting was as follows:

Fund	Outstanding Shares
Post-Venture Fund	~~[ ]~~649,818.794
Technology Fund	~~[ ]~~352,561.201

Appendix A sets forth those shareholders of record who owned more than 5% of a Fund’s outstanding shares as of the Record Date. ~~[The~~Edward Peterson, a Director of the Company, owned approximately 4.6% of the Post-Venture Fund and 4.4% of the Technology Fund as of the Record Date. Otherwise, the Fund’s Officers and Directors, as a group, owned less than 1% of each of the Funds as of the Record Date.~~]~~

For your convenience, you may vote your shares in the following four ways.

In Person: You may vote your shares in person at the Special Meeting if you attend.

By Mail: You may vote your shares by completing, dating, signing and returning your proxy card by mail in the enclosed postage-paid envelope.

By Telephone: You may vote your shares by telephone. To do so, please have your proxy card available and call the toll-free number on the proxy card. Enter your control number from your proxy card and follow the simple instructions.

By Internet: You may vote your shares via the Internet. To do so, please have your proxy card available and go to the website shown on the proxy card. Follow the simple instructions found on the website.

We encourage you to vote by telephone or via the Internet using the control number that appears on your enclosed proxy card. Use of telephone or Internet voting will reduce the time and costs associated with this proxy solicitation. Shareholders voting via telephone or the Internet should understand that there may be costs associated with electronic access, such as usage charges from Internet access providers and telephone companies that must be borne by the shareholder. Whichever method you choose, please read the enclosed Joint Proxy Statement carefully before you vote.

Your Board, including the Directors who are not “interested persons,” as defined in the Investment Company Act of 1940, as amended (the “1940 Act”), of the Company, the Funds, VWCM or the Proposed Subadvisers (the “Independent Directors”) recommend that you vote “FOR” each of the proposals discussed below.

OVERVIEWAND NEW INVESTMENT PROGRAMS

After careful consideration, the Board has approved important changes impacting the Funds. Many of these changes require your approval, as discussed in the proposals below. Significantly, the Board has approved new investment advisory agreements with VWCM and new subadvisory agreements with the Proposed Subadvisers for both Funds. Information about VWCM and the Proposed Subadvisers appears in Proposal 1 and 2. If new advisory arrangements are approved by shareholders of a Fund, the Fund’s name and its investment program would change, as outlined ~~in Appendix B~~below. The new investment programs would only be implemented if shareholders approve the new advisory arrangements for their Fund appearing in Proposal 1 and 2, as applicable.

VWCM believes, and the Board agrees, that the recent downturn in the financial markets provides the Funds the opportunity to gain access to managers and strategies that are intended to have low correlations to traditional market indices. Moreover, VWCM believes, and the Board agrees, that the “manager of managers” structure provides shareholders with access to the expertise of several different high quality asset managers, at a reasonable cost. These subadvisers, and others in the future, are generally available for institutions, endowments and qualified (i.e., high net worth) investors. These subadvisers also typically require lock-up agreements and a larger minimum investment. Further, in reviewing and ultimately recommending the Proposed Subadvisers for the Funds, VWCM initially proposed subadvisers who currently provide advisory services to other registered mutual funds, and are thus familiar and experienced with using their strategies for a registered mutual fund.

The Board supports these Proposals and asks for your support. The Board believes these Proposals will:

•	Provide active investment management to the Funds, which have been invested only in high quality short-term money market funds or instruments since 2003
•	Allow new investment strategies, designed to improve performance, to be implemented for the Funds
•	Provide shareholders access to skilled and experienced asset managers specializing in a range of investment strategies that complement each other in order to provide shareholders with returns that are expected to be less volatile and less sensitive to financial market indices
•	Make, along with other ongoing initiatives, the Funds more competitive with other fund offerings, which could reduce expenses from their initial levels if they attract new investors and asset size increases
•	Provide these benefits in a cost-effective manner

The following pages contain information about the Funds if the new advisory arrangements are approved, including their new names, their advisers and their investment programs. Information about the Post-Venture Fund appears below on this page [XX], with the main risks appearing on page [XX]; information about the Technology Fund appears below on page [XX], with the main risks appearing on page [XX].

[discussion of new investment programs has been moved from Appendix B to the body of the proxy statement, below,]

Fund:               POST-VENTURE FUND

New Name:     EMBARCADERO ABSOLUTE RETURN FUND

Adviser:           VWCM

Potential Subadvisers:

AlphaStream Capital Management LLC

Nakoma Capital Management, LLC

Nicholas Investment Partners, L.P.

Sage Capital Management, LLC

Simran Capital Management LLC

Sunnymeath Asset Management, Inc.

Ten Asset Management

TWIN Capital Management, Inc.

SSI Investment Management, Inc.

Zacks Investment Management

*     *     *     *     *     *     *
[section omitted]
*     *     *     *     *     *     *

Fund:          TECHNOLOGY FUND

New Name:     EMBARCADERO MARKET NEUTRAL FUND

Adviser:     VWCM

Potential Subadvisers:

AlphaStream Capital Management LLC

Sage Capital Management, LLC

Ten Asset Management

TWIN Capital Management, Inc.

Zacks Investment Management

*     *     *     *     *     *     *
[section omitted]
*     *     *     *     *     *     *

PROPOSAL 1 – APPROVAL OF A NEW INVESTMENT ADVISORY AGREEMENT

(this Proposal applies to shareholders of each Fund, voting separately)

Shareholders of each Fund are being asked to approve a new Investment Advisory Agreement for their Fund (the “New Advisory Agreement”) with Van Wagoner Capital Management, Inc. Neither Fund currently has an investment adviser; rather, the Funds’ investment programs are overseen by the Company’s Officers and Board without compensation. Thus, since neither Fund currently pays advisory fees, the fee would be new. VWCM previously served as the Funds’ investment adviser, but terminated its investment advisory agreements with the Funds effective April 30, 2003.

In Proposal 2, shareholders are being asked to approve new subadvisory agreements for each Fund. VWCM would be responsible for paying the Proposed Subadvisers (or any future subadviser) out of the investment advisory fee it earns from a Fund.

Under the New Advisory Agreement for each Fund, VWCM has overall responsibility for the general management and investment of the assets and securities portfolios of a Fund. It would be responsible for overseeing the Funds’ subadvisers, recommending the selection of subadvisers to the Board, evaluating the performance of the subadvisers, monitoring changes at the subadvisers’ organizations, overseeing the operational aspects of the Funds, and coordinating with the subadvisers with respect to~~diversification and other~~ compliance responsibilities. VWCM may determine that, rather than engage a subadviser to directly manage assets of a Fund, it may invest in a registered fund managed by the subadviser to receive the benefits of the subadviser’s advice through a pooled investment vehicle. Further, it is likely that the Post-Venture Fund will invest in the Technology Fund, thereby gaining exposure to the Proposed Subadvisers for the Technology Fund through the Technology Fund investment, rather than having the Technology Fund’s Proposed Subadvisers manage accounts for both Funds.

In addition to allocating assets among subadvisers, VWCM may also invest in securities and other instruments directly, including certain derivatives and other registered mutual funds, to ~~increase portfolio diversification,~~ reduce market exposure or better achieve the Funds’ investment objectives.

The tables below show, by Fund, the Annual Fund Operating Expenses estimated as of December 31, 2008 under a Fund’s current advisory arrangements, and estimated, pro forma, Annual Fund Operating Expenses if the New Advisory Agreement is approved. Annual Fund Operating Expenses are expenses that cover the cost of operating the Fund and are paid out of Fund assets. These expenses are borne indirectly by all shareholders. You should note that a Fund’s operating expense ratio depends, to a large degree, on total Fund assets. If a Fund’s assets continue to decrease under the New Advisory Agreement, the Fund’s expense ratio (shown under Total Annual Fund Operating Expenses) may be higher than that shown below~~.~~, although expenses are subject to VWCM’s expense limit, described below, through April 30, 2010. The below tables also do not reflect expenses related to the shareholder meetings borne by the Funds which, if included, would also increase the expense ratios.

Each table is followed by examples showing the cost of investing in the Fund based on the current advisory arrangements and under the estimated, pro forma, arrangements. The examples assume that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The examples also assume that your investment has a 5% return each year and that the Fund’s operating expenses remain the same.

Post-Venture Fund

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

	Current	Pro Forma*
Management Fees	0.00%(1)	2.00%
Distribution (12b-1) Fees(2)	0.15%	0.25%
Dividend Expense on Short Sales(3)	none	1.50%
Other Expenses	12.13%	12.13%
Acquired Fund Fees and Expenses(4)	none	~~5.49~~3.90%
Total Annual Fund Operating Expenses	12.28%	~~21.37~~19.78%
Waiver/Expense Reimbursement(5)	none	9.39%
Net Annual Fund Operating Expenses(5)	12.28%	10.39%

*    Pro forma expenses do not include expenses incurred by the Fund related to the shareholder meeting. If Fund assets decrease from December 31, 2008 levels, the Fund’s pro forma expense ratio will be higher than shown above.

(1)  The Officers and Board currently oversee the Fund’s investments primarily in high quality short-term money market funds or instruments without compensation.

(2)  The maximum permitted 12b-1 fees for the Fund are 0.25% of the Fund’s daily average net assets.

(3)  When the Fund sells a security short, it borrows the security from a lender and then sells the security in the general market. The Fund is obligated to pay any dividend declared during the duration of the short to the lender from which the Fund borrowed the security and the Fund is obligated to record the payment of the dividend as an expense. Dividend expenses are not fees charged to shareholders by the Fund or any Fund service provider, but are similar to transaction costs or capital expenditures related to the on-going management of the Fund’s portfolio.

(4)  “Acquired Fund Fees and Expenses” are estimated fees and expenses charged by the funds in which the Fund, under its new investment program, invests.

(5)    VWCM has agreed, if the new advisory arrangements are approved, to waive all or a portion of any advisory fees it may earn from the Fund (under the New Advisory Agreement, if approved by shareholders), or to reimburse expenses, as necessary, in order to keep the Fund’s “Total Annual Fund Operating Expenses” (excluding fees and expenses of other funds in which the Fund invests and dividend expenses on short sales, as well as all federal, state and local taxes, interest, brokerage commissions and other costs incurred in connection with the purchase and sale of securities, and extraordinary items such as litigation) from exceeding 4.99% of the Fund’s average daily net assets. The expense limit agreement will remain in effect through April 30, 2010.

Example: Although your actual costs may be higher or lower, based on the assumptions above your net costs would be:

Current:

1 Year: $1,183          3 Years: $3,298          5 Years: $5,116          10 Years: $8,621

Pro forma
1 Year: $~~1,962~~1,011          3 Years: $~~4,975~~4,221          5 Years: $~~7,083~~6,552          10 Years: $~~9,980~~9,957

Technology Fund

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

	Current	Pro Forma*
Management Fees	0.00%(1)	1.75%
Distribution (12b-1) Fees(2)	0.15%	0.25%
Dividend Expense on Short Sales(3)	none	1.50%
Other Expenses	12.96%	12.96%
Acquired Fund Fees and Expenses(4)	none	1.25%
Total Annual Fund Operating Expenses	13.11%	17.71%
Waiver/Expense Reimbursement(5)	none	9.97%
Net Annual Fund Operating Expenses(5)	13.11%	7.74%

*    Pro forma expenses do not include expenses incurred by the Fund related to the shareholder meeting. If Fund assets decrease from December 31, 2008 levels, the Fund’s pro forma expense ratio will be higher than shown above.

(1)  The Officers and Board currently oversee the Fund’s investments primarily in high quality short-term money market funds or instruments without compensation.

(2)  The maximum permitted 12b-1 fees for the Fund are 0.25% of the Fund’s daily average net assets.

(3)  When the Fund sells a security short, it borrows the security from a lender and then sells the security in the general market. The Fund is obligated to pay any dividend declared during the duration of the short to the lender from which the Fund borrowed the security and the Fund is obligated to record the payment of the dividend as an expense. Dividend expenses are not fees charged to shareholders by the Fund or any Fund service provider, but are similar to transaction costs or capital expenditures related to the on-going management of the Fund’s portfolio.

(4)  “Acquired Fund Fees and Expenses” are estimated fees and expenses charged by the funds in which the Fund, under its new investment program, invests.

(5)    VWCM has agreed, if the new advisory arrangements are approved, to waive all or a portion of any advisory fees it may earn from the Fund (under the New Advisory Agreement, if approved by shareholders), or to reimburse expenses, as necessary, in order to keep the Fund’s “Total Annual Fund Operating Expenses” (excluding fees and expenses of other funds in which the Fund invests and dividend expenses on short sales, as well as all federal, state and local taxes, interest, brokerage commissions and other costs incurred in connection with the purchase and sale of securities, and extraordinary items such as litigation) from exceeding 4.99% of the Fund’s average daily net assets. The expense limit agreement will remain in effect through April 30, 2010.

Example: Although your actual costs may be higher or lower, based on the assumptions above your net costs would be:

Current:

1 Year: $1,258          3 Years: $3,476          5 Years: $5,349          10 Years: $8,853

Pro forma
1 Year: $~~1,658~~763          3 Years: $~~4,370~~3,784          5 Years: $~~6,436~~6,086          10 Years: $~~9,697~~9,720

The New Advisory Agreements were unanimously approved by the Board, including all of the Independent Directors, at a meeting held on February 12, 2009. A copy of the proposed New

Advisory Agreement appears at Appendix ~~C~~B. More information about VWCM and the New Advisory Agreement appears below.

*     *     *     *     *     *     *
[section omitted]
*     *     *     *     *     *     *

Factors Considered By the Board

The New Advisory Agreements were discussed and considered at a meeting of the Board held on February 12, 2009, which all of the Directors, including all of the Independent Directors, attended in person. Once the previously-proposed advisory arrangements for the Funds failed to receive shareholder approval, the Directors and VWCM discussed options available to the Funds, both at Board meetings and in between formal meetings. VWCM noted that it had for several months considered developing absolute return and market neutral strategies using the “manager of managers” structure, for a new series of the Embarcadero Funds. VWCM indicated that these strategies could be implemented for the Funds, and the Directors requested that VWCM present a formal proposal in early 2009. VWCM contacted different asset managers and conducted due diligence and reviews of several potential subadvisers, ultimately recommending the Proposed Subadvisers for the Funds at the February 12, 2009 meeting. The Directors, including the Independent Directors, reviewed extensive materials prepared in advance of the February 12, 2009 meeting, including materials showing the standards to be used by the Independent Directors in reaching their decisions about the New Advisory Agreements. The Independent Directors discussed the materials, which included financial, statistical and other information, with VWCM, who responded to questions about the proposed new advisory arrangements and the allocation of responsibilities between the parties. VWCM discussed the due diligence it had conducted and the process through which it selected the Proposed Subadvisers for recommendation.

The Independent Directors considered a variety of factors. Their individual determinations were made on the basis of each Director’s business judgment after consideration of all the information presented. Individual Directors may have given different weights to certain factors and assigned various degrees of materiality to information received in connection with the approval process.

In approving the New Advisory Agreements for each Fund, the Directors considered and evaluated, among other things, the following factors: (1) the nature, quality and extent of services to be provided by VWCM and the Proposed Subadvisers; (2) historical performance information of accounts managed by the Proposed Subadvisers; (3) the proposed management fees and expected total operating expenses of each Fund, including comparative information with respect to a peer group of mutual funds; (4) the extent to which economies of scale may be realized as a Fund grows; and (5) whether fee levels reflect any potential economies of scale for the benefit of shareholders.

The Directors concluded that, for each Fund, VWCM would be providing services comparable to those provided by investment advisers generally, and that with respect to each Fund the nature and extent of the services provided by VWCM were appropriate, given the applicable investment objective and strategy. The Directors concluded that by finding and recommending the Proposed Subadvisers, VWCM had demonstrated its ability to select qualified portfolio managers with the potential to outperform the market. ~~The Directors noted that the proposed management fees and expected total operating expenses of each Fund were higher than those of many other mutual funds but believed the higher fees and expenses were warranted because of the potential performance of the new strategies. Moreover, the Directors recognized VWCM’s efforts to reduce Fund expenses, which, along with the Board’s other initiatives to provide improved investment options, could attract new investors and further reduce expenses over time.~~ The Directors concluded that it was unlikely that the Funds would grow sufficiently in the first couple of years to yield significant economies of scale to VWCM, but that this factor would be monitored and taken into consideration on an annual basis. The Directors concluded that it was unlikely that the Funds would grow to a sufficient size in the first couple of years for VWCM to realize more than a reasonable profit from the investment advisory arrangements, but that VWCM’s profitability would be reviewed on an annual basis, if not more frequently.

The Directors noted that the proposed management fees and expected total operating expenses of each Fund were higher than those of many other mutual funds but believed the higher fees and expenses were warranted because of the potential performance of the new strategies. At the Director’s request, VWCM represented that it would cap the Funds’ expenses once the new investment programs were operational, but that it could not commit to a precise cap at the February meeting because of the numerous variables associated with the transition of Fund service providers taking place in Spring 2009. Further, the Directors recognized VWCM’s efforts to reduce Fund expenses, which, along with the Board’s other initiatives to provide improved investment options, could attract new investors and further reduce expenses over time.

Certain of these factors are discussed in greater detail below.

 In considering the nature and extent of services to be provided by VWCM, the Directors recognized that VWCM would be primarily responsible for overseeing the Funds’ subadvisers. The Directors considered VWCM’s ability to effectively oversee the subadvisers and coordinate compliance responsibilities for the Funds, along with the coordination of the Funds’ other service providers. The Board recognized that each of the Proposed Subadvisers currently provided advisory services to registered mutual funds and were thus familiar and experienced with using their strategies for a registered fund. VWCM represented that, in considering new service providers for the Funds, it had explored their capabilities for providing the services required by the Funds and their strategies, and that VWCM would closely monitor compliance and other operational matters and keep the Board informed of any issues.

In reviewing performance information, the Board considered extensive composite information presented by the Proposed Subadvisers for accounts with substantially similar objectives, policies, strategies and risks to those they would use for portions of the Funds. The Board also discussed with VWCM its methods for allocating assets among the Proposed Subadvisers, or similar mutual funds, and performance expectations for the Funds.

The Board also received financial information about VWCM and considered the extent that economies of scale could be realized as the Funds grew in size. The Directors recognized that estimates of such information under the new advisory arrangements would depend on numerous factors and assumptions, and determined to monitor these factors in connection with subsequent renewals of the New Advisory Agreement. The Directors recognized that VWCM would pay a portion of its advisory fees to the Proposed Subadvisers. The Directors recognized that VWCM had been proactive in managing and reducing the Funds’ expenses and, for other series, had voluntarily waived fees in the past, and had committed to waive fees or reimburse expenses for the Funds once the Funds’ new investment programs were implemented.

Finally, the Directors recognized certain “fall out” benefits that VWCM may receive under the New Advisory Agreements. VWCM would not provide services to the Funds other than under the New Advisory Agreement, but the Board recognized that VWCM could receive positive reputational benefits from its association with the Funds if the Funds are successful.

Overall, the Directors and the Independent Directors concluded that the New Advisory Agreements were fair and reasonable. At the February 12, 2009 meeting, the Directors determined to submit the New Advisory Agreements to shareholders for their approval.

If approved by shareholders of a Fund, the New Advisory Agreement would take effect as soon as practicable following such approval.

If shareholders of a Fund do not approve this Proposal 1, the Board will consider other actions that may be taken, including whether to resubmit the proposal to shareholders in the future, other advisory arrangements, or whether to liquidate a Fund.

Required Vote

The Funds will each vote on the New Advisory Agreement separately. Approval of the New Advisory Agreement for one Fund is not conditioned on the other Fund also approving the New Advisory Agreement. Approval of this Proposal 1 for a Fund requires the affirmative vote of a “majority of the outstanding voting securities” of the Fund entitled to vote on the Proposal, as defined in the 1940 Act. A “majority of the outstanding voting securities” means the vote of the lesser of (1) 67% or more of the voting securities entitled to vote on the Proposal that are present at the Special Meeting, if the holders of more than 50% of the outstanding voting securities are present or represented by proxy, or (2) the vote of more than 50% of the outstanding voting securities entitled to vote on the Proposal.

YOUR BOARD OF DIRECTORS, INCLUDING THE INDEPENDENT DIRECTORS, RECOMMENDS THAT SHAREHOLDERS OF EACH FUND VOTE “FOR” PROPOSAL 1.

PROPOSAL 2 – APPROVAL OF NEW SUBADVISORY AGREEMENTS

(this Proposal applies to shareholders of each Fund, voting separately)

*     *     *     *     *     *     *
[section omitted]
*     *     *     *     *     *     *

Factors Considered By the Board

The Subadvisory Agreements were discussed and considered at a meeting of the Board held on February 12, 2009, which all of the Directors, including all of the Independent Directors, attended in person. As noted above, the Directors’ review and approval of the Proposed Subadvisers and the Subadvisory Agreements followed from prior discussions with VWCM after the previously-approved advisory arrangements for the Funds failed to be approved by shareholders. VWCM has performed thorough due diligence on a large list of potential subadviser candidates, including all of the Proposed Subadvisers, and formally recommended the Proposed Subadvisers to the Board at the February 12, 2009 meeting. The Directors, including the Independent Directors, reviewed extensive materials prepared in advance of the February 12, 2009 meeting, including materials showing the standards to be used by the Independent Directors in reaching their decisions about the Subadvisory Agreements. The Independent Directors discussed the materials, which included financial, statistical and other information, with VWCM, who responded to questions about the proposed new advisory arrangements and the allocation of responsibilities between the parties. VWCM discussed the due diligence it had conducted and the process through which it selected the Proposed Subadvisers for recommendation.

The Independent Directors considered a variety of factors. Their individual determinations were made on the basis of each Director’s business judgment after consideration of all the information presented. Individual Directors may have given different weights to certain factors and assigned various degrees of materiality to information received in connection with the approval process.

In approving the Subadvisory Agreements for each Fund, the Directors considered and evaluated, among other things, the following factors: (1) the nature, quality and extent of services to be provided by the Proposed Subadvisers; (2) historical performance information of accounts managed by the Proposed Subadvisers; (3) the proposed management fees and expected total operating expenses of each Fund, including comparative information with respect to a peer group of mutual funds; (4) the extent to which economies of scale may be realized as a Fund grows; and (5) whether fee levels reflect any potential economies of scale for the benefit of shareholders.

The Directors concluded that, for each Fund, the Proposed Subadvisers would be providing services comparable to those provided by investment advisers generally, and that with respect to each Fund the nature and extent of the services to be provided by the Proposed Subadvisers were appropriate, given the applicable investment objective and strategy. The Directors concluded that the Proposed Subadvisers had strong performance records in the strategies they would use for the Funds and were qualified to manage the Funds. The Directors concluded that by finding and recommending the Proposed Subadvisers, VWCM had demonstrated its ability to select qualified portfolio managers with the potential to outperform the market. ~~The Directors noted that the proposed management fees and expected total operating expenses of each Fund were higher than those of many other mutual funds but believed the higher fees and expenses were warranted because of the potential performance of the new strategies. Moreover, the Directors recognized VWCM’s efforts to reduce Fund expenses, which, along with the Board’s other initiatives to provide improved investment options, could attract new investors and further reduce expenses over time.~~ The Directors concluded that it was unlikely that the Funds would grow sufficiently in the first couple of years to yield significant economies of scale to the Proposed Subadvisers, but that this factor would be monitored and taken into consideration on an annual basis. The Directors concluded that it was unlikely that the Funds would grow to a sufficient size in the first couple of years for the Proposed Subadvisers to realize more than a reasonable profit from the investment advisory arrangements, but that the Proposed Subadvisers’ profitability would be reviewed on an annual basis.

The Directors noted that the proposed management fees and expected total operating expenses of each Fund were higher than those of many other mutual funds but believed the higher fees and expenses were warranted because of the potential performance of the new strategies. At the Director’s request, VWCM represented that it would cap the Funds’ expenses once the new investment programs were operational, but that it could not commit to a precise cap at the February meeting because of the numerous variables associated with the transition of Fund service providers taking place in Spring 2009. Moreover, the Directors recognized VWCM’s efforts to reduce Fund expenses, which, along with the Board’s other initiatives to provide improved investment options, could attract new investors and further reduce expenses over time.

Certain of these factors are discussed in greater detail below.

In considering the nature and extent of services to be provided by the Proposed Subadvisers, the Board reviewed the coordination of services between VWCM and the Proposed Subadvisers. The Board recognized that each of the Proposed Subadvisers currently provided advisory services to registered mutual funds and were thus familiar and experienced with using their strategies for a registered fund. The Board reviewed the qualifications of the individuals who would serve as portfolio managers, as well as each Proposed Subadviser’s general experience, business and operations, as described under the discussion of each Proposed Subadviser below. The Directors considered a presentation on each Proposed Subadviser’s organization and the extent of services to be provided under the Subadvisory Agreements.

In reviewing performance information, the Board considered extensive composite information presented by the Proposed Subadvisers for accounts with substantially similar objectives, policies, strategies and risks to those it would use in managing a portion of the Funds. The Board also discussed with VWCM each Proposed Subadviser’s investment focus, VWCM’s methods for allocating assets among the Proposed Subadvisers, or similar mutual funds, and performance expectations for the relevant Funds.

The Directors recognized that profitability estimates and projections concerning the Proposed Subadvisers’ realization of economies of scale would depend on numerous factors and assumptions, and determined to monitor these factors in connection with subsequent renewals of the Subadvisory Agreements.

Finally, the Directors recognized certain “fall out” benefits that the Proposed Subadvisers may receive under the Subadvisory Agreements, including that each may receive the benefit of research provided by broker-dealers executing portfolio transactions on behalf of a Fund. None of the Proposed Subadvisers would provide services to the Funds other than under the proposed Subadvisory Agreements, but the Board recognized that each could receive positive reputational benefits from its association with the Funds if the Funds are successful. The Directors also reviewed information provided by the Proposed Subadvisers concerning fees charged to other accounts.

Overall, the Directors and the Independent Directors concluded that the Subadvisory Agreements were fair and reasonable. At the February 12, 2009 meeting, the Directors determined to submit the Subadvisory Agreements to shareholders for their approval.

If approved by shareholders of a Fund, the Subadvisory Agreement for the Fund would take effect as soon as practicable following such approval.

If shareholders of a Fund do not approve this Proposal 2, the Board will consider other actions that may be taken, including whether to resubmit the proposal to shareholders in the future, other advisory arrangements or whether to liquidate a Fund.

Required Vote

Each Fund will vote on each Proposed Subadviser applicable to it separately, as indicated below. Approval of the Subadvisory Agreement for a Fund is not conditioned on the other Fund also approving a subadvisory agreement. Approval of this Proposal 2 for a Fund requires the affirmative vote of a “majority of the outstanding voting securities” of the Fund entitled to vote on the Proposal, as defined in the 1940 Act. A “majority of the outstanding voting securities” means the vote of the lesser of (1) 67% or more of the voting securities entitled to vote on the Proposal that are present at the Special Meeting, if the holders of more than 50% of the outstanding voting securities are present or represented by proxy, or (2) the vote of more than 50% of the outstanding voting securities entitled to vote on the Proposal.

YOUR BOARD OF DIRECTORS, INCLUDING THE INDEPENDENT DIRECTORS, RECOMMENDS THAT SHAREHOLDERS OF EACH FUND VOTE “FOR” EACH APPLICABLE PROPOSED SUBADVISER IN THIS PROPOSAL 2.

PROPOSAL 2A – ALPHASTREAM CAPITAL MANAGEMENT LLC

(this Proposal applies to shareholders of each Fund, voting separately)

*     *     *     *     *     *     *
[section omitted]
*     *     *     *     *     *     *

Similar funds managed by AlphaStream

The following chart sets forth information with respect to other mutual funds advisedor subadvised by AlphaStream with an investment objective similar to the investment objective of the Funds.

Similar Fund	Net Assets as of 12/31/2008	Contractual Advisory Fee	Fee Waiver or Other Contractual Reduction in Fee
Alpha Hedged Strategies Fund	$~~345~~16.2 million*	**	**
Beta Hedged Strategies Fund	$~~6~~.65 million*	**	**

* The fund uses several different subadvisers, including AlphaStream. ~~Of this amount, AlphaStream is responsible for managing only a~~This amount represents the portion of the fundsubadvised by AlphaStream.

** As permitted by an exemptive order granted to this fund, AlphaStream’s fees are not publicly disclosed by the fund.

PROPOSAL 2B – SAGE CAPITAL MANAGEMENT, LLC

(this Proposal applies to shareholders of each Fund, voting separately)

*     *     *     *     *     *     *
[section omitted]
*     *     *     *     *     *     *

Similar funds managed by SCM

The following chart sets forth information with respect to other mutual funds advisedor subadvised by SCM with an investment objective similar to the investment objective of the Funds.

Similar Fund	Net Assets as of 12/31/2008	Contractual Advisory Fee	Fee Waiver or Other Contractual Reduction in Fee
Alpha Hedged Strategies Fund	$~~345~~11.5 million*	**	**

* The fund uses several different subadvisers, including SCM. ~~Of this~~This amount~~, SCM is responsible for managing only a~~ represents the portion of the fundsubadvised by SCM.

** As permitted by an exemptive order granted to this fund, SCM’s fees are not publicly disclosed by the fund.

PROPOSAL 2C – TEN ASSET MANAGEMENT

(this Proposal applies to shareholders of each Fund, voting separately)

*     *     *     *     *     *     *
[section omitted]
*     *     *     *     *     *     *

Similar funds managed by Ten

Although Ten serves as subadviser to other registered mutual funds, Ten does not offer its market neutral strategy, which it would use for the Funds, to other mutual funds. Accordingly, there are no similar registered funds managed by Ten with strategies similar to those it would use for the Funds.

PROPOSAL 2D – TWIN CAPITAL MANAGEMENT, INC.

(this Proposal applies to shareholders of each Fund, voting separately)

*     *     *     *     *     *     *
[section omitted]
*     *     *     *     *     *     *

Similar funds managed by TWIN

The following chart sets forth information with respect to other mutual funds advisedor subadvised by TWIN with an investment objective similar to the investment objective of the Funds.

Similar Fund	Net Assets as of 12/31/2008	Contractual Advisory Fee	Fee Waiver or Other Contractual Reduction in Fee
Alpha Hedged Strategies Fund	$~~345~~14.8 million*	**	**
Beta Hedged Strategies Fund	$~~6~~.55 million*	**	**
Absolute Strategies Fund	~~$811 million~~***	**	**

* The fund uses several different subadvisers, including TWIN. ~~Of this~~This amount~~, TWIN is responsible for managing only a~~ represents the portion of the fundsubadvised by TWIN.

** As permitted by an exemptive order granted to this fund, TWIN’s fees are not publicly disclosed by the fund.

*** The portion of this fund allocated to TWIN is confidential.

PROPOSAL 2E – Zacks Investment Management

(this Proposal applies to shareholders of each Fund, voting separately)

*     *     *     *     *     *     *
[section omitted]
*     *     *     *     *     *     *

Similar funds managed by Zacks

The following chart sets forth information with respect to other mutual funds advisedor subadvised by Zacks with an investment objective similar to the investment objective of the Funds.

Similar Fund	Net Assets as of 12/31/2008	Contractual Advisory Fee	Fee Waiver or Other Contractual Reduction in Fee
Alpha Hedged Strategies Fund	$~~345~~16.9 million*	**	**

* The fund uses several different subadvisers, including Zacks. ~~Of this~~This amount~~, Zacks is responsible for managing only a~~ represents the portion of the fund~~.~~ subadvised by Zacks.

** As permitted by an exemptive order granted to this fund, Zacks’ fees are not publicly disclosed by the fund.

PROPOSAL 2F – Nakoma Capital Management, LLC

(this Proposal applies to shareholders of the Post-Venture Fund only)

*     *     *     *     *     *     *
[section omitted]
*     *     *     *     *     *     *

Similar funds managed by Nakoma

The following chart sets forth information with respect to other mutual funds advised by Nakoma with an investment objective similar to the investment objective of the Post-Venture Fund.

Similar Fund	Net Assets as of 2/28/2009	Contractual Advisory Fee	Fee Waiver or Other Contractual Reduction in Fee
Nakoma Absolute Return Fund	$198 million	1.50%	YES

PROPOSAL 2G – Nicholas Investment Partners, L.P.

(this Proposal applies to shareholders of the Post-Venture Fund only)

*     *     *     *     *     *     *
[section omitted]
*     *     *     *     *     *     *

Similar funds managed by Nicholas

The following chart sets forth information with respect to other mutual funds advisedor subadvised by Nicholas with an investment objective similar to the investment objective of the Post-Venture Fund.

Similar Fund	Net Assets as of 12/31/2008	Contractual Advisory Fee	Fee Waiver or Other Contractual Reduction in Fee
Alpha Hedged Strategies Fund	$~~345~~11 million*	**	**

* The fund uses several different subadvisers, including Nicholas. ~~Of this~~This amount~~, Nicholas is responsible for managing only a~~ represents the portion of the fund~~.~~ subadvised by Nicholas.

** As permitted by an exemptive order granted to this fund, Nicholas’ fees are not publicly disclosed by the fund.

PROPOSAL 2H – Simran Capital Management LLC

(this Proposal applies to shareholders of the Post-Venture Fund only)

*     *     *     *     *     *     *
[section omitted]
*     *     *     *     *     *     *

Similar funds managed by Simran

The following chart sets forth information with respect to other mutual funds advised or subadvised by Simran with an investment objective similar to the investment objective of the Post-Venture Fund.

Similar Fund	Net Assets as of 12/31/2008	Contractual Advisory Fee	Fee Waiver or Other Contractual Reduction in Fee
Alpha Hedged Strategies Fund	$~~345~~12.8 million*	**	**
Beta Hedged Strategies Fund	$~~6~~.27 million*	**	**

* The fund uses several different subadvisers, including Simran. ~~Of this~~This amount~~, Simran is responsible for managing only a~~ represents the portion of the fundsubadvised by Simran.

** As permitted by an exemptive order granted to this fund, Simran’s fees are not publicly disclosed by the fund.

PROPOSAL 2I – Sunnymeath Asset Management, Inc.

(this Proposal applies to shareholders of the Post-Venture Fund only)

*     *     *     *     *     *     *
[section omitted]
*     *     *     *     *     *     *

Similar funds managed by Sunnymeath

The following chart sets forth information with respect to other mutual funds advisedor subadvised by Sunnymeath with an investment objective similar to the investment objective of the Post-Venture Fund.

Similar Fund	Net Assets as of 12/31/2008	Contractual Advisory Fee	Fee Waiver or Other Contractual Reduction in Fee
Alpha Hedged Strategies Fund	$~~345~~16.9 million*	**	**
Beta Hedged Strategies Fund	$~~6~~.23 million*	**	**

* The fund uses several different subadvisers, including Sunnymeath. ~~Of this~~This amount~~, Sunnymeath is responsible for managing only a~~ represents the portion of the fundsubadvised by Sunnymeath.

** As permitted by an exemptive order granted to this fund, Sunnymeath’s fees are not publicly disclosed by the fund.

PROPOSAL 2J – SSI Investment Management, Inc.

(this Proposal applies to shareholders of the Post-Venture Fund only)

*     *     *     *     *     *     *
[section omitted]
*     *     *     *     *     *     *

Similar funds managed by SSI

The following chart sets forth information with respect to other mutual funds advisedor subadvised by SSI with an investment objective similar to the investment objective of the Post-Venture Fund.

Similar Fund	Net Assets as of 12/31/2008	Contractual Advisory Fee	Fee Waiver or Other Contractual Reduction in Fee
Absolute Strategies Fund	$~~811~~57 million*	**	**

* The fund uses several different subadvisers, including SSI. ~~Of this~~This amount~~, SSI is responsible for managing only a~~ represents the portion of the fundsubadvised by SSI.

** As permitted by an exemptive order granted to this fund, SSI’s fees are not publicly disclosed by the fund.

PROPOSAL 3: APPROVAL OF A MANAGER OF MANAGERS STRUCTURE

*     *     *     *     *     *     *
[section omitted]
*     *     *     *     *     *     *

PROPOSAL 4: TO APPROVE A CHANGE TO THE CLASSIFICATION OF THE FUND FROM DIVERSIFIED TO NON-DIVERSIFIED

*     *     *     *     *     *     *
[section omitted]
*     *     *     *     *     *     *

PROPOSAL 5: TO APPROVE THE ELIMINATION OF THE FUNDAMENTAL INVESTMENT POLICY ON INDUSTRY CONCENTRATION FOR EACH FUND

*     *     *     *     *     *     *
[section omitted]
*     *     *     *     *     *     *

INVESTMENT ADVISER, ADMINISTRATOR AND PRINCIPAL UNDERWRITER

*     *     *     *     *     *     *
[section omitted]
*     *     *     *     *     *     *

Appendix A

Fund Ownership and Principal Shareholders

The following tables set forth certain information regarding the ~~beneficial~~ ownership of shares of the Funds as of the Record Date by each person or entity known by the Funds to own beneficially ~~own~~or of record more than five percent of the shares of the Fund in question.

Post-Venture Fund

National Financial Services Corp., for the exclusive benefit of our Customers* 1 World Financial Center, Attn: Mutual Funds 5th Floor New York, NY 10281-1003	46.55%
Charles Schwab & Co. Inc., Special Custody Account for the exclusive benefit of Customers* 101 Montgomery Street, Attn: Mutual Funds San Francisco, CA 94104-4122	26.52%
Ameritrade Inc., for the exclusive benefit of our Customers* PO Box 2226 Omaha, NE 68103-2226	7.90%
Garrett Van Wagoner 3 Embarcadero Center, Suite 1120 San Francisco, CA 94111	23.41%

Technology Fund

National Financial Services Corp., for the exclusive benefit of our Customers* 1 World Financial Center, Attn: Mutual Funds 5th Floor New York, NY 10281-1003	42.23%
Charles Schwab & Co. Inc., Special Custody Account for the exclusive benefit of Customers* 101 Montgomery Street, Attn: Mutual Funds San Francisco, CA 94104-4122	23.83%
Ameritrade Inc., for the exclusive benefit of our Customers* PO Box 2226 Omaha, NE 68103-2226	8.51%
Garrett Van Wagoner 3 Embarcadero Center, Suite 1120 San Francisco, CA 94111	23.52%

~~[to come]~~*Shareholders of record, not beneficial owners.

*     *     *     *     *     *     *
[remainder omitted]
*     *     *     *     *     *     *